SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D\A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       SIMON TRANSPORTATION SERVICES INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 Par Value
                         (Title of Class of Securities)

                                    828813105
                                 (CUSIP Number)

                                   Jerry Moyes
                             2200 South 75th Avenue
                                Phoenix, AZ 85043
                                  (623)269-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828813105

(1)  Names of Reporting Persons                                      Jerry Moyes
     I. R. S. Identification Nos. of Above Persons (entities only)

(2)  Check the  Appropriate Box if a Member of a Group                   (a) [ ]
                                                      (see instructions) (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instruction)                                 PF and AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization               United States of America

--------------------------------------------------------------------------------
     NUMBER OF          (7)         SOLE VOTING POWER                   387,650*
     SHARES             --------------------------------------------------------
     BENEFICIALLY       (8)         SHARED VOTING POWER                       0
     OWNED BY           --------------------------------------------------------
     EACH               (9)         SOLE DISPOSITIVE POWER              387,650*
     REPORTING          --------------------------------------------------------
     PERSON WITH       (10)         SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person     387,650

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (see instructions)

(13) Percent of Class Represented by Amount in Row (11)     7.2% of
                                                            Class A Common Stock

(14) Type of Reporting Person                                                 IN

*  As to 327,150 shares, together with wife, Vickie Moyes, as trustees.

 CUSIP No. 828813105

(1)  Names of Reporting Persons                      SME Steel Contractors, Inc.
       I. R. S. Identification Nos. of Above Persons (entities only)  87-0495960

(2)  Check the  Appropriate Box if a Member of a Group                   (a) [ }
                            (see instructions)                           (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instruction)                                        WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization                                   Utah

--------------------------------------------------------------------------------
     NUMBER OF       (7)   SOLE VOTING POWER                             300,000
     SHARES          -----------------------------------------------------------
     BENEFICIALLY    (8)   SHARED VOTING POWER                                 0
     OWNED BY        -----------------------------------------------------------
     EACH            (9)   SOLE DISPOSITIVE POWER                        300,000
     REPORTING       -----------------------------------------------------------
     PERSON WITH    (10)   SHARED DISPOSITIVE POWER                            0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person        300,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (see instructions)

(13) Percent of Class Represented by Amount in Row (11)     5.6% of
                                                            Class A Common Stock

(14) Type of Reporting Person                                                 CO

CUSIP No. 828813105

(1)  Names of Reporting Persons
        The Jerry & Vickie Moyes Family Trust Dated 12/11/87
        I. R. S. Identification Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a Member of a Group                    (a) [ ]
                     (see instructions)                                  (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instruction)                                        PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization               United States of America

--------------------------------------------------------------------------------
     NUMBER OF       (7)    SOLE VOTING POWER                            327,150
     SHARES          -----------------------------------------------------------
     BENEFICIALLY    (8)    SHARED VOTING POWER                                0
     OWNED BY        -----------------------------------------------------------
     EACH            (9)    SOLE DISPOSITIVE POWER                       327,150
     REPORTING       -----------------------------------------------------------
     PERSON WITH    (10)    SHARED DISPOSITIVE POWER                           0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person        327,150

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (see instructions)

(13) Percent of Class Represented by Amount in Row (11)     6.1% of
                                                            Class A Common Stock

(14) Type of Reporting Person                                                 OO

CUSIP No. 828813105

(1)  Names of Reporting Persons                                     Vickie Moyes
        I. R. S. Identification Nos. of Above Persons (entities only)

(2)  Check the  Appropriate Box if a Member of a Group                   (a) [ ]
                    (see instructions)                                   (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (see instruction)                                        PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization               United States of America

--------------------------------------------------------------------------------
     NUMBER OF       (7)   SOLE VOTING POWER                           327,150**
     SHARES          -----------------------------------------------------------
     BENEFICIALLY    (8)   SHARED VOTING POWER                               0
     OWNED BY        -----------------------------------------------------------
     EACH            (9)   SOLE DISPOSITIVE POWER                      327,150**
     REPORTING       -----------------------------------------------------------
     PERSON WITH    (10)   SHARED DISPOSITIVE POWER                          0
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person        327,150

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (see instructions)

(13) Percent of Class Represented by Amount in Row (11)     6.1% of
                                                            Class A Common Stock

(14) Type of Reporting Person                                                 IN

**  Together with husband, Jerry Moyes, as trustees.

                                  SCHEDULE 13D

This Amendment No. 2 to Schedule 13D hereby amends a Schedule 13D dated August 26, 1999 filed by Jerry Moyes and SME Steel Contractors, Inc. (the "Original Filers"), as previously amended by Amendment No. 1 dated August 31, 1999. This Amendment No. 2 adds two new filers, The Jerry & Vickie Moyes Family Trust Dated 12/11/87, and Vickie Moyes (the "New Filers"; the Original Filers and the New Filers, together, the "Filing Persons"), and is further amended as described below.

ITEM 1.  SECURITY AND ISSUER

         Class A Common Stock, par value $0.01 (the "Shares")
         Simon Transportation Services Inc. (the "Issuer")
         5175 West 2100 South
         West Valley City, Utah  84120-1252

ITEM 2.  IDENTITY AND BACKGROUND

         Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to
Schedule 13D.

     (1) SME Steel Contractors, Inc. is a Utah corporation, which is wholly owned by SME Industries, Inc., a Nevada corporation (collectively, "SME"). The principal business of SME is steel fabrication and erection. The address of its principal business and principal office is 5955 West Wells Park Road, West Jordan, Utah 84088.

     (2) The Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust") is a grantor trust. The principal business of the Trust is to invest the Trust's funds for the benefit of the Trust's beneficiaries. The address of the Trust's principal office is 2200 South 75th Avenue, Phoenix, Arizona 85043. Jerry Moyes and his wife, Vickie Moyes, are grantors, trustees, and beneficiaries of the Trust.

     (3) Jerry Moyes is a citizen of the United States of America, and his business address is 2200 South 75th Avenue, Phoenix, Arizona 85043. His present principal employment is as president of Swift Transportation Co., Inc.

     (4) Vickie Moyes is a citizen of the United States of America, and her address is 2200 South 75th Avenue, Phoenix, Arizona 85043. Her present principal employment is as a homemaker.

     During the last five years, none of the Filing Persons and no director or executive officer of SME, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Jerry Moyes used personal funds to purchase 60,500 Shares in the open market at prices ranging from $4.5625 to $5.5547 per share for an aggregate purchase price of $335,563.25. The Trust used trust income to purchase 327,150 Shares in the open market at prices ranging from $4.00 to $5.8125 per share for an aggregate purchase price of $1,622,398.78. SME Steel Contractors, Inc., a Utah corporation ("SME-Utah"), used its working capital to purchase an additional 300,000 Shares in the open market at prices ranging from $4.125 to $4.9572 per share for an aggregate purchase price of $1,335,934. SME-Utah is a wholly owned subsidiary of SME Industries, Inc., a Nevada corporation ("SME-Nevada"). Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

ITEM 4.  PURPOSE OF TRANSACTION

     The Filing Persons acquired their beneficial ownership interests in the Shares for investment purposes. From time-to-time, the Filing Persons have considered the possibility of acquiring all or a controlling portion of the Issuer's common stock. Mr. Moyes, on behalf of the Filing Persons, is presently negotiating with the Issuer's Board of Directors in an effort to obtain consent to additional purchases of Shares in open market or other transactions. Such purchases may involve all or any combination of the Filing Persons. At present, none of such persons or entities has a definitive plan, agreement, arrangement, or understanding with respect to any such proposal. From time to time, the Filing Persons review the performance of their investments and consider possible strategies for enhancing value. As part of the review of their investment in the Shares, they may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a change in the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that the Filing Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives that the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The aggregate number and percentage of Shares to which this Schedule 13D relates is 687,650 Shares, representing 12.8% of the 5,372,683 Shares outstanding as reflected in the Issuer's most recently filed Form 10-Q for the period ended June 30, 1999. Jerry Moyes is the direct and beneficial owner of 60,500 Shares. The Trust is the direct and beneficial owner of an additional 327,150 Shares. As grantors, trustees, and beneficiaries of the Trust, Mr. Moyes and his wife, Vickie Moyes, may be deemed to beneficially own (as defined in rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) the Shares owned by the Trust. SME-Utah is the direct beneficial owner of an additional 300,000 Shares. Because Mr. Moyes owns approximately 75% of the outstanding voting stock of SME-Nevada, which in-turn owns 100% of the outstanding voting stock of SME-Utah, Mr. Moyes may also be deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) a portion of the 300,000 Shares owned by SME-Utah. Mr. Moyes disclaims beneficial ownership of any Shares attributable to the percentage of SME-Nevada he does not own.

Schedule A hereto describes transactions in the Shares effected during the 60 days preceding November 10, 1999 and continuing through the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                November 19, 1999
                                     (Date)

                             By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Jerry Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                              By: /s/ Earl H. Scudder
             Earl H. Scudder on behalf of Vickie Moyes, individually
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

              The Jerry & Vickie Moyes Family Trust Dated 12/11/87

                               By: /s/ Earl H. Scudder
                    Earl H. Scudder on behalf of Jerry Moyes,
        Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                              By: /s/ Earl H. Scudder
                   Earl H. Scudder on behalf of Vickie Moyes,
        Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                           SME Steel Contractors, Inc.

                               By: /s/ Earl H. Scudder
                 Earl H. Scudder on behalf of Gordon Holladay,
             Secretary and Treasurer of SME Steel Contractors, Inc.
                                   (Signature)

                    Earl H. Scudder, under power of attorney
                                  (Name/Title)

                                                                      Schedule A

The following table sets forth certain information concerning the Shares purchased by Jerry Moyes, the Trust, and SME-Utah during the 60 days preceding November 10, 1999 and continuing through the date hereof. All purchases were made through brokerage transactions on the NASDAQ National Market.


                                                                                    Approximate
                                                                                    Average Purchase
                                                         Amount of                  Price Per Share
Identity                                                 Securities                 (Exclusive of
of Person                     Date of Transaction        involved                   Commissions)
---------                     -------------------        --------                   --------------
Jerry Moyes                                              NONE

Jerry & Vickie Moyes
Family Trust Dated 12/11/87   October 20, 1999            4,200                     $   4.6875
                              October 20, 1999            3,400                     $   4.625
                              October 21, 1999            7,000                     $   4.6875
                              October 25, 1999            5,000                     $   4.8125
                              November 3, 1999           10,000                     $   5.25
                              November 5, 1999            7,500                     $   5.425
                              November 10, 1999           7,000                     $   5.375
                              November 11, 1999           2,000                     $   5.375
                              November 12, 1999           2,500                     $   5.375
                              November 15, 1999          10,000                     $   5.8125
                              November 15, 1999             100                     $   5.4375
                              November 17, 1999           7,500                     $   5.8125
                              November 17, 1999          15,000                     $   5.75
                              November 18, 1999          18,500                     $   5.7756

SME-Utah                                                 NONE

                                POWER OF ATTORNEY

     I, Jerry Moyes, individually and as Trustee of the Jerry & Vickie Moyes Family Trust Dated 12/11/87 (the "Trust"), hereby authorize and designate Earl
H. Scudder to execute and file, on behalf of myself and the Trust all Schedules 13D and 13G (including any amendments thereto) and all Forms 3, 4, and 5 (including any amendments thereto) that either I or the Trust may be required to file with the U.S. Securities and Exchange Commission as a result of my or the Trust's, ownership of or transactions in securities of Simon Transportation Services Inc.

     I, Vickie Moyes, individually and as Trustee of the Trust, hereby authorize and designate Earl H. Scudder to execute and file, on behalf of myself and the Trust, all Schedules 13D and 13G (including any amendments thereto) and all Forms 3, 4, and 5 (including amendments thereto) that the Trust may be required to file with the U.S. Securities and Exchange Commission as a result of the Trust's ownership of or transactions in securities of Simon Transportation Services Inc.

     The authority granted herein shall continue until neither Jerry Moyes, Vickie Moyes, nor the Trust are required to file Schedules 13D or 13G (or amendments thereto) or Forms 3, 4, or 5 (or amendments thereto) with regard to their ownership of or transactions in securities of Simon Transportation Services Inc., unless earlier revoked in writing.

     We, the undersigned, acknowledge that by serving in such capacity at our request, neither Earl H. Scudder nor Scudder Law Firm, P.C. is assuming any responsibility to comply with Sections 13 or 16 of the Securities and Exchange Act of 1934.


 /s/ Jerry Moyes           Date  11/18/99
Jerry Moyes

 /s/ Vickie Moyes          Date  11/18/99
Vickie Moyes

                                POWER OF ATTORNEY

     I, Gordon Holladay, as Secretary and Treasurer of SME Industries, Inc. ("SME-Nevada"), a Nevada corporation and sole stockholder of SME Steel
Contractors, Inc., a Utah corporation ("SME-Utah"), hereby authorize and designate Earl H. Scudder to execute and file, on behalf of SME-Utah, all Schedules 13D and 13G (including any amendments thereto) and all Forms 3, 4, and 5 (including amendments thereto) that SME-Utah may be required to file with the U.S. Securities and Exchange Commission as a result of SME-Utah's ownership of or transactions in securities of Simon Transportation Services Inc.

     The authority granted herein shall continue until SME-Utah is no longer required to file Schedules 13D or 13G (or amendments thereto) or Forms 3, 4, or 5 (or amendments thereto) with regard to its ownership of or transactions in securities of Simon Transportation Services Inc., unless earlier revoked in writing.

     I, the undersigned, acknowledge that by serving in such capacity at my request, neither Earl H. Scudder nor Scudder Law Firm, P.C. is assuming any responsibility to comply with Sections 13 or 16 of the Securities and Exchange Act of 1934.


/s/ Gordon Holladay                                        Date  11-17-99
Gordon Holladay
Secretary and Treasurer